February 3, 2006



Mail Stop 3561



Mr. Ian Warwick
Chief Executive and President
W3 Group, Inc.
Savannah House 5th Floor
11 Charles II Street
London SW1Y 4AU UK    83728


      Re:	W3 Group, Inc.
            Form 8-K dated December 21, 2005
		Filed December 30, 2005
		Amended January 23 and February 1 2006
		File No. 0-27083


Dear Mr. Warwick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

1. Since a reverse acquisition results in a change of accountant unless both the registrant and the accounting acquirer had the same independent accountant, please amend your filing to provide all of the disclosures specified in Item 4.01(a) of Form 8-K.

2. Please amend Item 4.02(b) of your filing to disclose when you were notified, or when you concluded, that you filed the Report of the Independent Accountants in error and therefore your financial statements should no longer be relied upon.

3. Please specifically identify the financial statements that were covered by the accountants report(s) and should no longer have been relied upon.

4. Please state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountants the matters disclosed in the filing.

5. Item 4.02 of Form 8-K requires you to provide your independent accountants with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to
Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why no. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

6. Please tell us if your certifying officers have considered what effect this error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended June 30, 2005.

7. The information filed in response to Item 2.01(f) of Form 8-K should be filed within the body of the Form prior to the signature page, rather than as an exhibit. Please revise.

8. Please contact Filer Support at (202) 551-8050 regarding the company`s name change.

9. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call the undersigned at
(202)
551-3237.


								Sincerely,



								Maureen Bauer
								Staff Accountant

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Mr. Michael Warwick
W3 Group, Inc.
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE